SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated November 13, 2024

Brancous LP1

November 13, 2024

Fellow Shareholders,

As we approach the upcoming AGM on December 17th, the recent earnings report and management’s dismissive behavior further underscore why change is desperately needed at Braemar Hotels & Resorts (BHR). After the earnings release, we dialed into the company’s Q&A session to raise critical questions about performance and strategic direction. Instead, our queries were ignored—a blatant display of management’s unwillingness to engage with shareholders or address pressing concerns.

The earnings report paints a troubling picture. Comparable EBITDA for the quarter declined by 17.5%, a stark indicator of continued shareholder value destruction. Yet, while shareholders face mounting losses, Ashford Inc. continues to profit. Reimbursement fees to Ashford rose by 50%, and G&A expenses have tripled. This pattern is clear: even as shareholder value erodes, Ashford always finds a way to enrich itself.

Adding to the frustration, BHR paid Ashford an incentive fee this quarter—an arrangement negotiated by a board deeply entangled with Monty Bennett’s interests. This fee rewards short-term share price fluctuations while ignoring the long-term destruction of value. Since the 2018 amendment to the management agreement, BHR’s share price has plummeted by more than 70%. How can such underperformance justify rewarding management?

History repeats itself. Following the Sessa Capital proxy fight, the board implemented a flawed plan involving hotel sales and share buybacks—moves that failed to create lasting value. Now, after this year’s proxy fight with Blackwells, we see the same tired playbook. A hotel has been sold, a common share buyback has been announced but remains unexecuted—likely because Monty Bennett no longer holds enough shares to sell, unlike early 2023—and a redemption of preferred shares has been carried out. While these actions may temporarily boost the share price, they fail to address the real problem: the management agreement and pervasive conflicts of interest with Ashford Inc.

These tactics are short-term distractions that do nothing to solve the structural issues plaguing BHR. Without addressing the burdensome management agreement, which prioritizes Ashford’s interests over shareholders, no lasting value can be created. Stefani Carter, as lead independent director, should be championing shareholder concerns and pushing for a vote to terminate the management agreement at the AGM. Instead, she continues to support superficial measures that ultimately benefit management while leaving shareholders to bear the losses.

Al Shams’ November 7th letter highlights the growing dissatisfaction among shareholders. It’s evident that frustration is boiling over, and the board must act. We call on the board to include a vote on terminating the management agreement in the AGM agenda. Shareholders deserve the

Brancous LP1

opportunity to decide on the future of BHR and to eliminate the conflicts that have stymied value creation for years.

We urge all shareholders to vote against the entire board at the AGM and continue to raise their voices, write to the board, and insist on meaningful change.

Sincerely,

Alejandro Malbran

Managing Partner

Brancous LP1

amalbran@brancous.com